SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

(Check one)	Commission File Number 000-25496

☐ Form 10-K and Form 10-KSB            ☐ Form 11-K

☐ Form 20–F        ☒ Form 10–Q and Form 10–QSB       ☐ Form  N-SAR

For the period ended September 30, 2001

☐ Transition Report on Form 10–K and Form 10–KSB

☐ Transition Report on Form 20–F

☐ Transition Report on Form 11 –K

☐ Transition Report on Form 10–Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended _________________

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:____________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:       HISPANIC TELEVISION NETWORK,  INC.

Former name if applicable:

Address of principal

Executive office                    6125 Airport Freeway.,  Suite 200

City, State, and Zip Code:   Fort Worth, Texas 76117

Part II

Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be complete.  (Check appropriate box.)

☒  (a)  The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b)  The subject annual report,  semi-annual report, transition repot of forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c)  The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attached extra sheet if needed.)

The registrant’s quarterly report on Form 10-QSB could not be filed within the prescribed time period without unreasonable effort or expense because the Registrant’s officers and board of directors are currently concentrating on closing a transaction to secure critical financing for the company.  In addition, the proposed transaction is potentially so significant to the Registrant that any filing at this time could be potentially misleading.  The proposed transaction includes converting a portion of the Registrant’s existing debt to equity, sale of certain assets, and obtaining new funding in the form of additional debt along with a minimal amount of additional equity funds.  If completed, the funding will result in the Registrant issuing a number of shares of Common Stock which when issued, would exceed 50% of the then outstanding shares of the Registrant, and may also result in a change of control.

PART IV

OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Steve Mortonson                       (817)                    222-1234

---------------------                       ---------------------------------------------

(Name)                                       (Area code)       (telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed?  If the answer is no, identify report(s).

☒  YES      ☐  NO

(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will reflect by the earnings statements to be included in the subject report or portion thereof.

☒  YES       ☐  NO

If so attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the cannot be made.

Explanation:

There are significant changes in results of operations for the three months ended September 30, 2001, compared to the same period for 2000.

	2001	2000
Estimated Revenue	$270,000	$140,845
Estimated Expenses	$4,290,000	$5,513,245
Est. Other Expenses	$1,580,000	$1,753,012
Estimated Net Loss	$5,600,000	$7,125,412

HISPANIC TELEVISION NETWORK, INC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 6, 2001
By: / s/ Michael Fletcher

Michael Fletcher
Chief Operating Officer